Brian S Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

August 25, 2017

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Era Anagnosti, Legal Branch Chief,
Office of Financial Services
Mail Stop 4720

Re:	CNote Group, Inc. Amendment No. 5 to Offering Statement on Form 1-A Submitted August 25, 2017 CIK No. 0001683145

Dear Ms. Anagnosti:

We are submitting this letter on behalf of our client, CNote Group, Inc. (the “Company”), in response to follow-up oral comments (the “Comments”) in connection with the Company’s Amendment No. 4 to Offering Statement on Form 1-A (the “Offering Statement”), as submitted with the SEC on August 24, 2017. The Company has made the necessary adjustments in the revised Offering Statement and exhibits thereto.

The Company requests that, should the Staff be satisfied with the Company’s responses and the revised Offering Statement being filed concurrently with this response, the Staff entertain the filing of a qualification request of the revised Offering Statement.

7 Times Square, New York, New York  10036   Telephone:  212.790.4500  Fax:  212.790.4545
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:        Catherine Berman, Chief Executive Officer
Yuliya Tarasava, Chief Operating Officer
CNote Group, Inc.